

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

Sean Ekins
VP of Finance
AVITA Medical, Inc.
28159 Avenue Stanford
Suite 220
Valencia, CA 91355

> **Re: AVITA Medical, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2020**
> **Filed August 27, 2020**
> **File No. 1-39059**

Dear Mr. Ekins:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences